Exhibit 99.1

NYSE Announces Date of Review of Decision to Remove Hermitage Offshore Services Ltd. (PSV) From the List
NEW YORK, September 1, 2020 – The New York Stock Exchange LLC (“NYSE” or “Exchange”) and the staff of NYSE Regulation announced today that Hermitage Offshore Services Ltd. (the "Company") has requested a review of the determination to remove the Company from the list, as announced on August 12, 2020. The review will be held on December 17, 2020 before a Committee of the Board of Directors of the Exchange (the “Committee”).
Following the review, a decision by the Committee will be made and announced by NYSE Regulation regarding either moving forward with suspension and delisting or continued trading in the Company’s common stock – ticker symbol – PSV.
The NYSE notes that it may, at any time, suspend a security if it believes that continued dealings in the security on the NYSE are not advisable.

Company Contact:
Hermitage Offshore Services Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)
Website: www.hermitage-offshore.com